June 12, 2018

Via Edgar

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UC Asset LP
Offering Statement on Form 1-A (024-10802)
Qualification Request

Pursuant to Rule 252(e) under the Securities Act of 1933, as amended, UC Asset LP hereby requests that the above-referenced offering statement be declared qualified by the Securities and Exchange on Thursday, June 14th, 2018 at 5:00 p.m., Eastern Time, or as soon as practicable thereafter.

Please confirm our qualification by advising our legal counsel, Cheryl Ho of Reed Smith LLP, at (415) 659-5621.

Sincerely,

/s/ Larry Wu

UCF Asset LLC, its General Partner

Larry Wu, Member of Majority Interest